UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

National Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number)

JOSHUA SILVERMAN

IROQUOIS CAPITAL MANAGEMENT, LLC

641 Lexington Avenue, 26th Floor

New York, New York 10022

(212) 974-3070

KENNETH R. KOCH, ESQ.

JEFFREY SCHULTZ, ESQ.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

666 Third Avenue

New York, New York 10017

(212) 935-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 636375206

1	NAME OF REPORTING PERSON Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 828,645
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 828,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (1)
14	TYPE OF REPORTING PERSON IA

 ___________________

(1) Based on 12,446,365 shares of Common Stock outstanding as of April 26, 2016.

CUSIP NO. 636375206

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 828,645
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 828,645
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 636375206

1	NAME OF REPORTING PERSON Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 828,645
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 828,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 636375206

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,668 (2)
	8	SHARED VOTING POWER 828,645
	9	SOLE DISPOSITIVE POWER 16,668(1)
	10	SHARED DISPOSITIVE POWER 828,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 845,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN, HC

___________________

(2) Shares of Common Stock held by certain trusts or accounts established for the benefit of Richard Abbe’s children or other relatives.

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D, as previously amended, filed by the undersigned (the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On April 27, 2016, National Holdings Corporation, a Delaware corporation (the “Company”), Fortress Biotech, Inc. (“Fortress”), and FBIO Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Fortress (“Acquisition Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of the Company by Acquisition Sub. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Fortress has agreed to cause Acquisition Sub to commence a tender offer (the “Offer”) as promptly as practicable and in no event later than 30 days after the date the Financial Industry Regulatory Authority (“FINRA”) declares the application required under NASD Rule 1017 regarding the potential change of control of the broker-dealer subsidiaries of the Company as substantially complete, for all of the issued and outstanding shares of the Company’s common stock, par value $0.02 per share (the “Shares”), at a purchase price of $3.25 per Share in cash, net to the seller in cash but subject to any required withholding of taxes (the “Offer Price”).

Following the completion of the Offer and subject to the terms and conditions of the Merger Agreement, including the condition that there shall have been, as of the expiration of the Offer, or the subsequent offering period, if applicable, validly tendered and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the Shares then owned by Fortress and its controlled affiliates, representing at least 80% of all then-outstanding Shares (the “Merger Condition”), Acquisition Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Fortress (the “Merger”), pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without any additional stockholder approvals. If the Merger Condition is satisfied, the Merger will be effected as promptly as practicable following the purchase by Acquisition Sub of Shares validly tendered and not withdrawn in the Offer.

Pursuant to the Merger Agreement, in the event the Merger Condition is not satisfied, the Company will remain a publicly-traded company. If, upon closing of the Offer, the Merger Condition is not satisfied, the size of the board of directors of the Company will be reduced from eleven directors to seven directors, all of the members of the board of directors of the Company will resign except for Messrs. Fagenson and Goldwasser, each a current member of the board of directors of the Company, and Fortress will be entitled to appoint five members to the board of directors of the Company.

In connection with, and upon the execution and delivery of the Merger Agreement, Iroquois Capital Management, LLC, Iroquois Master Fund Ltd., Joshua Silverman, and Richard Abbe (together, the “Iroquois Parties”) have entered into a voting agreement (the “Voting Agreement”) with Fortress and Acquisition Sub pursuant to which, if the Merger Condition is not satisfied, each of them will irrevocably grant Fortress and Acquisition Sub a proxy to vote all of their Shares beneficially owned at the time of such vote at the 2016 annual meeting of the stockholders of the Company, and at any adjournment or postponement thereof, in favor of the individuals nominated by Acquisition Sub to the Company’s board of directors as provided in a separate stockholder rights agreement. In addition to the Iroquois Parties, certain officers and directors (and certain of their affiliates) separately entered into the Voting Agreement with Fortress and Acquisition Sub.

Furthermore, in connection with, and upon the execution and delivery of the Merger Agreement, the Iroquois Parties have entered into a support and voting agreement (the “Support Agreement”) with Fortress and Acquisition Sub pursuant to which they have agreed to certain actions in support of the transactions contemplated by the Merger Agreement and will, at every meeting of the stockholders of the Company called for such purpose, and at every adjournment or postponement thereof (or in any other circumstances upon which a vote, consent or approval is sought, including by written consent), not vote any of their Shares at such meeting in favor of, or consent to, and will vote against and not consent to, the approval of any (i) alternative acquisition proposal made by a third party, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company other than the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or (iii) corporate action, the consummation of which would prevent or materially delay the consummation of any of the transactions contemplated by the Merger Agreement. In addition to the Iroquois Parties, certain officers and directors (and certain of their affiliates) separately entered into the Support Agreement with Fortress and Acquisition Sub.

The foregoing descriptions of the Voting Agreement and the Support Agreement do not purport to be complete, and are qualified in their entirety by reference to the Voting Agreement and the Support Agreement, which are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,446,365 Shares outstanding as of April 26, 2016, as set forth in the Merger Agreement.

A.	Iroquois Capital Management, LLC

(a)	As of the close of business on May 6, 2016, Iroquois Capital Management, LLC beneficially owned 828,645 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 828,645
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 828,645

(c)	Iroquois Capital Management, LLC has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

B.	Iroquois Master Fund Ltd.

(a)	As of the close of business on May 6, 2016, Iroquois Master Fund directly and beneficially owned 828,645 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 828,645
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 828,645
4. Shared power to dispose or direct the disposition: 0

(c)	Iroquois Master Fund Ltd. has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

C.	Joshua Silverman

(a)	As of the close of business on May 6, 2016, Mr. Silverman beneficially owned 828,645 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 828,645
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 828,645

(c)	Mr. Silverman has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

D.	Richard Abbe

(a)	As of the close of business on May 6, 2016, Mr. Abbe beneficially owned 845,313 Shares.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 16,668
2. Shared power to vote or direct vote: 828,645
3. Sole power to dispose or direct the disposition: 16,668
4. Shared power to dispose or direct the disposition: 828,645

(c)	Mr. Abbe has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 27, 2016, the Iroquois Parties entered into the Voting Agreement and the Support Agreement with Fortress and Acquisition Sub, the terms of which are described in Item 4 of this Schedule 13D and which are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 1.	Form of Voting Agreement by and among the Iroquois Parties, Fortress Biotech, Inc., and FBIO Acquisition, Inc.

Exhibit 2.	Form of Support and Voting Agreement by and among the Iroquois Parties, Fortress Biotech, Inc., and FBIO Acquisition, Inc.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2016

IROQUOIS MASTER FUND LTD.	IROQUOIS CAPITAL MANAGEMENT LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN

/s/ Richard Abbe
RICHARD ABBE